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Richard A. Drucker

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4745 tel 212 701 5745 fax richard.drucker@davispolk.com

May 7, 2015

Re:	Ally Financial Inc. Amendment No. 1 to Schedule TO-I Filed May 1, 2015 File No. 005-88095

CONFIDENTIAL

Ms. Mellissa Campbell Duru

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Duru,

On behalf of Ally Financial Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s response to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 to the Company’s Schedule TO-I (File No. 005-88095) contained in the Staff’s letter dated May 4, 2015. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment.

Conditions to the Offer

1.	We reissue prior comments 4 and 5. The company has chosen to condition the offer on obtaining financing. Accordingly, the offer is currently unfinanced. A material change to the disclosure previously provided will occur once the offer becomes fully financed. Please confirm your understanding that five business days will remain in the offer or that the offer will be extended such that five business days remain in the offer when the offer becomes fully financed or if the condition is waived.

In response to the Staff’s comment, the Company confirms that not less than five business days will remain in the offer, or the offer will be extended such that not less than five business days remain in the offer, when the offer becomes fully financed or if the Company waives the financing condition.

Ms. Mellissa Campbell Duru Office of Mergers & Acquisitions U.S. Securities and Exchange Commission
	2	May 7, 2015

Please do not hesitate to contact me at (212) 450-4745 or richard.drucker@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard A. Drucker

Richard A. Drucker

cc:	David J. DeBrunner

Ally Financial Inc.